SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For September, 2020

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Telephone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON SEPTEMBER 25, 2020

DATE, TIME AND VENUE: September 25, 2020, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”), at Rua Costa Carvalho, nº 300, Pinheiros, CEP 05429-000, in the city and state of São Paulo.

CALL NOTICE: Call notice published in the business section (Caderno Empresarial) of the São Paulo State Official Gazette on: (i) August 26, 2020, (ii) August 27, 2020 and (iii) August 28, 2020, pages 23 and 24, 17 and 22, respectively, and in the Valor Econômico newspaper on: (i) August 26, 2020, (ii) August 27, 2020 and (iii) August 28, 2019, pages C5, B9 and B11, respectively.

MEETING HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Extraordinary Shareholders’ Meeting was exclusively digital, via the Zoom platform, without prejudice to the use of remote voting form as a mean to exercise the voting rights, pursuant to CVM Instruction 481, of December 17, 2009, as amended by CVM Instruction 622, of April 17, 481 (“CVM Instruction 481”), as previously informed by the Company on the call notice. The Extraordinary Shareholders' Meeting complied with all the requirements of CVM Instruction 481, including those provided for in paragraph 1 of article 21-C.

ATTENDANCE: Shareholders representing 74.93% of the Company’s total voting capital stock attended the Extraordinary Shareholders' Meeting, as per (i) the records of access to the electronic system made available by the Company and (ii) the valid remote voting forms received through the Depository Center of B3 S.A. - BRASIL, BOLSA, BALCÃO, the bookkeeping agent of the Company’s shares and directly by the Company, pursuant to CVM regulations. The Chairman and the secretary formalized the registration of shareholders’ attendance based on the signatures on these minutes.

Messrs. Mario Engler Pinto Junior, Chairman of the Company’s Board of Directors, Cristiane Vieira Batista de Nazaré and Laura Baracat Bedicks, representatives of the São Paulo State Attorney General Office,

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Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Telephone: (11) 3388-8000 www.sabesp.com.br

Angela Beatriz Airoldi, Manager of the Investor Information Department, Priscila Costa da Silva, John Emerson da Silva and Victor Augusto Guerra Cardoso, Management Analysts of the Investor Information Department, Ieda Nigro Nunes Chereim and Carolina Alves Cardoso Santos, attorneys of the Legal Administration, Marialve de Sousa Martins, Denise Rita Sylvestre and Gerson Yacumassa Yamanishi, members of Sabesp’s CEO’s Office.

PRESIDING: Chairman: Mario Engler Pinto Junior. Secretaries: Marialve de Sousa Martins and Denise Rita Sylvestre.

MEANS OF DISCLOSURE: The Management proposal and other pertinent documents, as per applicable legislation, were made available to shareholders at the Company's headquarters and on the websites of the Company, the CVM and B3.

AGENDA:

I. Elect a sitting member to the Fiscal Council to complete the term of office until the 2021 Annual Shareholders’ Meeting.

CLARIFICATIONS: The matter on the agenda was analyzed by the State Capital Defense Council – CODEC, as per Opinion 062/2020, of September 16, 2020, whose voting instructions were submitted by the representative of the São Paulo State Treasury, shareholder of the Company.

RESOLUTIONS: After reading the consolidated voting map of votes cast by means of remote voting forms, available for consultation by the attending shareholders pursuant to paragraph 4 of article 21-W of CVM Instruction 481/2009, with abstentions and dissenting votes being recorded, the following resolutions were taken:

I. To approve, by a majority vote, with 99.54% of votes for, represented by 509,819,725 shares; 0.18% of votes against, represented by 920,359 shares; and 0.28% abstentions, represented by 1,412,705 shares, the election of Mr. ERNESTO MASCELLANI NETO, Brazilian citizen, married, Business Administrator, holder of identification document (RG) number 24.919.000-X SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 221.269.218-83, domiciled at Rua João Brícola, 32, Centro, CEP 01014-010, in the city and state of São Paulo, as a Sitting Member of the Fiscal Council,

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Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Telephone: (11) 3388-8000 www.sabesp.com.br to complete the term of office until the 2021 Annual Shareholders’ Meeting, replacing Mr. PABLO ANDRÉS FERNÁNDEZ UHART, inscribed in the register of individual taxpayers (CPF) under number 176.130.568-99.

We hereby record that the appointment of Mr. ERNESTO MASCELLANI NETO had the due government authorization, and complies with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and was certified by the Eligibility and Advisory Committee, pursuant to article 31 of the Bylaws.

The Fiscal Council is therefore composed of:

●	FÁBIO BERNACCHI MAIA (1st term of office) and his respective alternate MARCIO CURY ABUMUSSI (3rd term of office and 2nd reappointment);
●	ERNESTO MASCELLANI NETO (1st term of office) and his respective alternate CASSIANO QUEVEDO ROSAS DE ÁVILA (2nd term of office and 1st reappointment);
●	EDSON TOMAS DE LIMA FILHO (1st term of office) and his respective alternate NANCI CORTAZZO MENDES GALUZIO;
●	ÂNGELO LUIZ MOREIRA GROSSI and his respective alternate ANDRÉA MARTINS BOTARO (2nd term of office and 1st reappointment of both members); and
●	REGINALDO FERREIRA ALEXANDRE and his respective alternate GISÉLIA DA SILVA (1st term of office of both members).

The Fiscal Council members will perform their duties until the 2021 Annual Shareholders’ Meeting. If a sitting member is unable to attend a meeting, the respective alternate must do so and, if the alternate member is absent, one of the other alternate members must be called. The investiture in the position will observe the requirements, impediments and procedures set forth in current regulations, which shall be verified upon investiture by the Company. The instruments of investiture must be drawn up in the proper book. The compensation of the Fiscal Council member elected will be the same as that established by CODEC’s instructions at the Company’s Annual Shareholders’ Meeting of April 28, 2020. Regarding the declaration of assets, the applicable state regulations must be observed.

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Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Telephone: (11) 3388-8000 www.sabesp.com.br

These minutes wwere drawn up in summary format and will be published omitting the signatures of the attending shareholders, pursuant to paragraphs 1 and 2 of article 130 of Law 6,404/6.

DISSENTING VOTES, VOTES CAST AND ABSTENTIONS: The Presiding Board received and recorded the dissenting votes, votes cast and abstentions, which will be filed at the Company.

CLOSURE AND SIGNATURE OF THE MINUTES: In the absence of any other pronouncement, the Chairman declared the Extraordinary Shareholders’ Meeting closed and determined that the minutes were drawn up, read, approved and signed by the Chairman, the Secretary and the attending shareholders, who constitute the majority required for resolutions, pursuant to paragraphs 1 and 2 of article 21-V of CVM Instruction 481.

DOCUMENTS FILED: The votes cast by shareholders were filed at the Company’s headquarters.

São Paulo, September 25, 2020.

Presiding Board: MARIO ENGLER PINTO JUNIOR, Chairman, DENISE RITA SYLVESTRE, Secretary and MARIALVE DE SOUSA MARTINS, Secretary. Attending shareholders: BRUNO LOPES MEGNA (representative of the shareholder São Paulo State Treasury), JOSÉ DONIZETTI DE OLIVEIRA (The Bank Of New York Mellon), RICARDO JOSÉ MARTINS GIMENEZ (representative of the shareholder Banco Bradesco S.A., which is the representative of BEST INVESTMENT CORPORATION; Itaú Unibanco S.A., representative of ABS DIRECT EQUITY FUND LLC; FIDELITY FUNDS SICAV; NATIXIS INTERNATIONAL FUNDS (LUX) I; Itaú Unibanco S.A. (ANBID 34), representative of IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IGCT FUNDO DE INDICE; IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE; ITAU CAIXA ACOES FI; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU GOVERNANCA CORPORATIVA ACOES FI; ITAU HEDGE PLUS MULTIMERCADO FI; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBRX FI; ITAU PHOENIX ACOES FI; ITAÚ AÇÕES DIVIDENDOS FI; ITAÚ DUNAMIS ADVANCED FUNDO DE INVESTIMENTO EM AÇÕES; ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI; ITAÚ IBRX ATIVO MASTER FIA; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI; ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI; ITAÚ MULTIMERCADO LONG AND SHORT FI; ITAÚ PHOENIX IQ AÇÕES FUNDO DE INVESTIMENTO; ITAÚ PREVIDÊNCIA IBRX FIA; LONG BIAS MULTIMERCADO FI; RT DEFIANT MULTIMERCADO - FUNDO DE INVESTIMENTO; WM IBOVESPA PLUS FUNDO DE INVESTIMENTO EM AÇÕES;

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Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Telephone: (11) 3388-8000 www.sabesp.com.br and Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A., representative of LCL ACTIONS EMERGENTS), GABRIELA ROLLER CURI and CARLOS AUGUSTO R. DE A. FERNANDES (representatives of the shareholders Bonsucex Holding S.A. and Silvio Tini de Araújo)

This is a free English translation of the minutes drawn up in the Company’s Book of Minutes of Shareholders’ Meetings.

São Paulo, September 25, 2020.

MARIO ENGLER PINTO JUNIOR Chairman	MARIALVE DE S. MARTINS Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 30, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.